UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

 (Name of Subject Company)

ILOG S.A.

 (Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

 (Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

    ☒                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is a customer question and answer communication used by ILOG S.A. on July 28, 2008:

Customer FAQ:

1.               What did ILOG announce?

a.               We entered into an agreement under which IBM will launch a cash tender offer for all outstanding shares of ILOG.

b.              It is business as usual until the transaction closes, which is expected to occur in December 2008.

c.               We are an independent company until the acquisition is complete.

d.              Please refer to the letter sent to all of our customers.

2.               What happens to my products / contracts?

a.               Please refer to the letter sent to all of our customers.

3.               What happens with my maintenance support?

a.               We will continue to respect our contractual obligations.

4.               Will my account manager change?

a.               Until the acquisition is complete, you will work with the same ILOG team as now.

5.               Does the pricing change?

a.               Until the acquisition is complete, our pricing policy remains in force.

6.               Does the PS commitment change?

a.               ILOG and IBM will respect all existing contractual obligations.

7.               Will you keep renewing my PS application maintenance contract (& support my application)?

a.               Until the acquisition is complete, we will continue supporting you as we do today.

8.               Will the master agreements be maintained?

a.               All contractual obligations will be respected.

9.               What happens to the renewal policies?

a.               All contractual obligations will be respected.

10.         Can I talk to IBM, and if so, to whom?

a.               You can talk to whomever you choose, but ILOG cannot provide contact information inside IBM at this time outside of our normal partnership activities.

b.              Outside of our standard partnership activities with IBM, ILOG will not coordinate any three-way conversations with IBM and cannot commit to any such meeting.

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the Autorité des marchés financiers (the “AMF”)  (in particular the Note d’Information) and the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.